

INVEST IN **RISE ROBOTICS**

Electrifying Heavy Machines - #1 Reg CF Campaign of 2025

riserobotics.com Boston, MA

Minority Founder | VC-Backed | Repeat Founder | Investment Memo

Highlights

VC-Backed
Raised $250K or more from a venture firm

Repeat Founder
Started a prior company with $2M+ in funding or revenue

Investment Memo
An investor has written an Investment Memo

1. #1 Reg CF Campaign in 2025 (source: Kingscrowd): 2,500+ investors and $5.7M+ committed

committed

2. $9.7M in product and contract revenue till date; current contract backlog of $2.5M+
3. Set the GUINNESS WORLD RECORD for the World's Strongest Robotic Arm Prototype
4. 3x faster, 3x more efficient, 3x more durable, and 20% lighter than hydraulics
5. $27M raised from top VCs including Techstars, Fortistar Capital, & The Engine built by MIT
6. World-class team from MIT, RISD, iRobot, Apple, Raytheon, & Forbes 30 Under 30
7. 20+ global patents granted & pending
8. Building cleaner, smarter, faster heavy machines for a massive $750B market

Featured Investors

Kingscrowd Capital Follow Invested $10,000

kingscrowd.com

"Investing in deep-tech hardware requires backing companies that solve critical needs with durable, hard-to-replicate innovations. RISE Robotics checks all those boxes. Its fluid-free actuator technology isn't a nice-to-have gadget; it addresses an urgent industry imperative to reduce energy consumption, electrify heavy machinery, hit environmental targets, boost throughput, and slash maintenance costs....RISE Robotics has the potential to deliver an outsized return by disrupting a multibillion-dollar heavy machinery sector. Its unique product addresses non-negotiable industry needs, and the path to revenue is clearly defined. For investors seeking a high-conviction play on the electrification of industrial equipment, RISE offers a rare combination of low remaining tech risk, strong market demand, and the potential for substantial value creation."

View Investment Memo

The Engine Follow Invested $3,000,000

The Engine Follow

Built by MIT, Engine Ventures invests in Tough Tech founders: providing capital, operational expertise, and a powerful network to build and scale companies unlocking massive opportunities in climate change, human health and advanced systems.
engine.xyz

Reed Sturtevant, General Partner

"It takes a lot to make a machine move. Displacing hydraulics is just the first application of RISE Robotics' IP for improving motion and electrifying heavy machinery. Their research, approach and systems will be crucial in evolving how other key mechanical components work, but most importantly these innovations to the fundamentals of how machinery moves will lead the industry toward not just compliance with emissions standards but helping heavy machinery become an oil-free, zero emissions industry in the future."



Bill Warner in Follow Invested $181,220

Founder of Avid Technology ($1.4B exit to Symphony), which revolutionized video editing. Academy Award winner & in the National Inventors HoF. Continues to empower the next generation of innovators as a TechStars mentor and angel investor in 30+ startups.

"I back companies that challenge the status quo and have the potential to make a meaningful impact on the world. RISE® Robotics is tackling inefficiencies in heavy machinery with a visionary approach to electrification and sustainability. Their innovative technology and strong leadership gives them a real shot at transforming an outdated industry."



Bo Lee in Follow Invested $430,000

An accomplished entrepreneur, Bo co-founded Akku Energy Devices and ventures in hydrogen-electric components and energy-efficient modular homes. Bo brings decades of investment expertise from his career on Wall Street and leadership roles in Asia-Pacific.

"Having worked with cleantech and sustainability startups since the early 2000s, I've seen countless solutions, but RISE® Robotics stands out as the real deal. Their innovative approach to replacing hydraulics addresses a massive market inefficiency with true potential for disruption. The impact they could have on sustainability is nothing short of transformative, and I'm proud to support their mission to build a cleaner, more efficient future."



Walter A. Winshall in Follow

MIT Engineering and Harvard Law School graduate. Guided SilverPlatter International from startup to ~$100M. Recouped more than $500M withheld by Viacom from Harmonix ("Guitar Hero") shareholders. Supports innovative companies disrupting their fields.

"RISE® Robotics is revolutionizing the huge industrial machinery market with its groundbreaking Beltdraulics™ technology. As a long-term investor in RISE Robotics, I have observed the founding team of Arron, Blake, Kyle and Toomas build an extraordinary foundation of innovation. The recruitment of Hiten as Chief Executive, with his industry expertise and stellar commercialization experience at iRobot, signals a new era of growth and impact. My decision to invest again during the community round is an easy one - I deeply believe in RISE's mission, the team, and the commercial opportunity to redefine sustainability by electrifying and automating heavy equipment."

D3VC Follow Invested $10,000

An Asset manager Transforming Early-Stage Venture Capital Investing. Utilizing AI and Data Science to Identify Targets.
d3vc.ai

Sherwood Neiss, Managing Partner

"After analyzing over 150 data points across more than 10,000 crowdfunding offerings through our AI-driven algorithm, RISE Robotics emerged as a standout investment. While the average crowdfunding raise in 2025 is $675,000, Rise has secured $3.33 million from RegCF investors—nearly 5x the market average—demonstrating exceptional retail investor confidence in their revolutionary Beltdraulic technology.

Our machine learning model identified the exact success signals: a Guinness World Record for technical validation, U.S. Air Force credibility, and a breakthrough solution that finally disrupts the age-old hydraulics industry that hasn't meaningfully innovated in decades. Rise's fluid-free actuators deliver 3x faster operation and 50% lower costs while solving the fundamental incompatibility blocking heavy machinery modernization—a technological breakthrough now protected by 20+ patents.

As traditional hydraulic systems deteriorate and fail to meet modern demands for efficiency and automation, OEMs will gravitate toward Rise's superior performance, longevity, and cost-effective solution across a $600 billion industry ripe for disruption.""

View Investment Memo

Other investors include Techstars Notable , Fortistar Capital, Michael Savino & 2575 more

---

Team



Hiten Sonpal CEO

Robotics & commercialization exec. Generated $2B+ revenue (9M+ units) at iRobot, grew deployments 3x at Electric Sheep, launched SaaS & HW products at Robin. Graze Robotics & Main Street Autonomy advisor. U of Evansville BS Comp. Eng., GA Tech MSCS ('28).

linkedin.com



Toomas Sepp Co-Founder & Chief Engineer

Master mechanic & hands-on engineering leader. Key engineer for BEAR, a humanoid hydraulic robot & QCBot, an autonomous drug-delivery robot, both at Vecna. Specialist in precision engineering, machine design, & fitment. MIT BS, Mechanical Engineering



Blake Sessions Co-Founder & CTO

Mechanical innovator & genius behind Beltdraulic innovation. Forbes 30 Under 30 Manufacturing. Work featured in WSJ. Pro Tool Innovation Award for air compressor, Whitelaw Prize & Luis de Florez MIT award for innovation. MIT BS, Mechanical Engineering



Kyle Dell'Aquila Co-Founder & Head of Customer Experience & Design

Visionary designer. Olio Smartwatch design lead. Critical role in patented breakthrough for 3D belt topologies. Award-winning moonbuggy design recognized by American Inst of Aeronautics & Astronautics. Rhode Island School of Design BFA, Industrial Design

linkedin.com



Arron Acosta Co-Founder & Advisor

Heavy machinery aficionado & electrification pioneer. Forbes 30 Under 30 Manufacturing. Former engineer at Apple. Employee #1 at Ekotrope (Inc 5000). Techstars alum. Superconnector in product market fit of innovative tech solutions. MIT BS, Mechanical Eng



Dan Foran Head of Product

Product development expert. Former Head of Product at Zitara and Product Engineer at Google, Nest, and iRobot. Brings world-class experience scaling hardware from prototype to product. Olin College BS, Mechanical Engineering. Dartmouth Tuck MBA.



Amy DeDeo Head of Manufacturing

New Product Introduction leader. Led technical teams at iRobot, Raytheon, Owl Labs & Upstart Power. Developed Meeting Owl from prototype to mass production & $6M+ revenue. Worcester Polytechnic Institute BS, Mechanical Eng. & MS, Manufacturing Eng.

Memo

Update on RISE Robotics


KINGSCROWD
Rated 4.8

Last year, we launched our first Regulation Crowdfunding campaign with resounding success.

More than 2,500 investors joined our mission to electrify heavy machines and we oversubscribed our round to make RISE the #1 Reg CF campaign of 2025, a top-rated deal on Kingscrowd with a 4.7/5.0 rating, and the #1 campaign in Massachusetts history.

Since opening our first round, we've hit major milestones:

- Sold and delivered our first commercial Beltdraulic™ cylinder
- Launched a Beltdraulic™ liftgate pilot with a major food and beverage distributor
- Secured multiple coveted defense contracts
- Hired a Head of Product (ex-Google) and Head of Manufacturing (ex-iRobot)
- Earned a GUINNESS WORLD RECORD™ title for the World's Strongest Robotic Arm Prototype, lifting more than 7,000 pounds

Now, we're scaling manufacturing, expanding partnerships, and growing revenue across multiple industries.

The mission hasn't changed. The company has. We're much more evolved, and

The mission hasn't changed. The company has. We're much more evolved, and we're actively deploying our technology and collecting data in the field.

Investor demand continues to surge along with commercial pull, so we've opened a new Reg CF round for non-accredited investors in addition to a fee-free Reg D offering for accredited investors with limited spots still open.

The minimum investment is $250 for the Reg CF and $5,000 for the Reg D. You will be directed to the appropriate page once you enter an investment amount in the box on the right.

This is your opportunity to step in at a pivotal stage of growth and be a driving force in the heavy machinery revolution.

Join us and invest in RISE today. 💪

Robotics powering a new era of electric heavy machinery



With RISE Robotics, heavy machines have never been more productive, efficient, safe, smooth, economical, eco-friendly, or AI-ready.

Backed by Techstars, MIT's The Engine, and Fortistar Capital, and designed by alumni from MIT and Rhode Island School of Design, RISE's proprietary Beltdraulic™ motion control technology is transforming the $600B+ heavy machines industry.

Our vision is to create a world where high-performance machines no longer rely on oil and diesel to amplify human workers. The heavy machinery industry has

on oil and diesel to amplify human workers. The heavy machinery industry has been left behind in the push for electrification and AI, and without innovations like ours, reaching net-zero and autonomous machines would likely be economically unviable.

RISE isn't another robotics company — it's the future of superhero-caliber machines, powering the shift towards a sustainable, zero-emissions, amplified future for us all.



RISE Cylinder
$36M+
Invested



MAX LOAD
20+
Patents



$9.7M
Revenue



$2.5M
Bookings

Backed by

techstars_

THE ENGINE Built by MIT

Gates

KINGSCROWD

FORTISTAR

D3VC

Trusted by

U.S. AIR FORCE

U.S. ARMY

ANTHONY LIFTGATES, INC. SOLUTIONS FOR TRUCKS & TRAILERS

U.S. ARMY

AFRL TECH Danfoss INav4U

Heavy machines are dirty, dangerous, and slow

Existing motion control technology for heavy machines is insanely inefficient, mind-blowingly wasteful, dangerous, and detrimental to both company profits and the environment.




$250B
diesel cost for heavy machines annually
500M
tons of CO2 is emitted by heavy machinery annually
75%
of energy consumed by hydraulics is wasted
100M
gallons of oil leak from hydraulic equipment annually

The vast majority of heavy machinery used in industries like construction, mining, and agriculture relies on oil-based hydraulics, a technology that uses fluid power to control, transform, and transmit mechanical power.

These industries, which account for more than 20% of the global economy—an estimated $21 trillion—are under increasing pressure to meet stricter environmental regulations and increase output while controlling costs.

As the industrial workforce shrinks, automation is imperative in heavy machinery. However, heavy machines are currently analog, lacking the precision

machinery. However, heavy machines are currently analog, lacking the precision, sensing, and and native digital control systems required for real-time decision-making and automation.

Electrifying around hydraulics only magnifies the problem. Attempts to electrify without eliminating the inefficiency of hydraulics drive battery size, weight, and system costs through the roof.

Pure electric actuators exist, but they cannot deliver the force, speed, displacement, and utilization that motion control systems demand.

This fundamental mismatch between electric power, hydraulic architecture, and automation requirements is the core barrier holding back the electrification and autonomy of the heavy machinery industry.

Electrifying heavy machines with a smarter, faster, cleaner alternative to hydraulics




Beltdraulic™
RISE



RISE's solution: a fluid-free actuator that combines the speed and efficiency of robotics with the power and durability of heavy machinery. Our innovative technology uses belts and pulleys instead of oil, delivering superior performance at half the operating cost of hydraulics — with zero emissions.

This breakthrough makes fully electric heavy machinery not just a possibility, but a practical and powerful reality.



Hydraulics
RISE
Speed
x
3x
Efficiency
x
3x
Durability
x
3x
Runtime
2x
Lightness
100%
120%
Autonomy Ready
0%
100%

Our patented motion control Beltdraulic™ technology guarantees that machine operators benefit from a safer, quieter, mess-free experience with unwavering execution. In addition, our technology is self-monitoring and easy to maintain.





Whether it's handling shipping containers at a port, unloading food and beverage delivery trucks, or operating a forklift at a warehouse, RISE's technology ensures seamless, faster transfer without goods or materials ever being dropped, broken, damaged, or lost, all while minimizing risks to workers.

RISE delivers unmatched motion control with paramount safety and environmental protection.

Enabling AI-ready, autonomous machines


CONDITION
CYCLES
42851
HOURS
5020
SERVICE
400 DAYS
SPEED
-2"/s

RISE is leading the charge to automate heavy machines.

The machines that we build are digital, ready for AI and autonomous systems, powering greater precision and amplifying the capabilities and capacity of machine operators.

With natural haptic feedback from motor current sensing and native belt/rod position tracking, our actuators provide real-time load data and seamless integration with AI-driven systems.

No external sensors, no endless trial and error—just precision movement, built-in intelligence, and readiness for the future of machine automation.

Trailblazing the transition to fluid-free heavy machinery



We believe RISE is the first company to offer a true high-performance, shock-ready alternative to hydraulics with no pollution, leaking oil and no emissions.

We enable robotics and AI for heavy machinery in a big way, and have established a significant defensible moat based on our IP, know-how, and partnerships.

RISE's Patented System-Level Approach to Motion Control

Hydraulic System VS. **RISE Beltdraulic™ System**

Hydraulic System	
Hydraulic Product	Power transmission medium from the point of generation (pump) to the point of delivery (hydraulic cylinder)
Hydraulic Pump	Convert rotary shaft power into fluid power transmission medium
Hydraulic	Convert fluid power into high force

RISE Product	Summary of Friction	# of RISE Patents Granted
Beltdraulic Flat Belt	Power transmission medium from the point of generation (belt power unit) to the point of delivery (RISE Beltdraulic Cylinder)	1
Beltdraulic BPU	Convert rotary shaft power into belt power transmission medium	1

Hydraulic Cylinder	Convert fluid power into high force linear power
Hydraulic Tube/Hose	Convey fluid from point of power generation (pump) to the point of power delivery (cylinder)

Beltdraulic Cylinder	Convert belt power into high force linear power	12
Beltdraulic Redirector	Convey the transmission belt from point of power generation to the point of power delivery	10

RISE holds over 20 worldwide patents granted or pending which protect the core innovations of our Beltdraulic™ technology. In addition, our ability to offer solutions that meet future environmental regulations without compromising performance gives us a major advantage in industries like construction, mining, and agriculture.

Our product portfolio:
Zero emissions. Maximum power


Common Lifting
Device (CLD)
Electronic-free, manually operated, collapsible lift crane. $2M worth of units already delivered to the U.S. Air Force. This is the first deployed application of our Beltdraulic technology.
Completed a $250K SBIR Phase 1 with the U.S.Army, a huge market, to adapt the tech to support maintenance operations of equipment in the field
8x lighter than current alternative
3x less effort to operate


Cylinder as a
Component
Co-developed and tested with Danfoss & Anthony Liftgate. First commercial order delivered in oil & gas, on $1.1B market opportunity. Collaborating with iNav4U on next-gen autopilots for Marine industry.
2-ton class shipping now, with 20+ potential customers in pipeline
Fastest high force actuator in the world (2 m/s)
Plug and Play functionality
Built-in force, position, and speed control
Beltdraulic
LIFT


Munitions Handling Unit
Prototype built for the U.S. Air Force to modernize existing munitions handling units, a $300M to $1B opportunity. Executing a


contracts and 1,500 MHUs to be replaced at $200k/each.
Awarded the "World's Strongest Robotic Arm Prototype"
Supports 7,000 lbs. on the load table
6 Degrees of Freedom manipulation
All electric (fluid-free maintenance)
Lower maintenance, more precise, more controllable, and higher safety factor than alternative


Liftgate
Co-developed with Anthony Liftgates. $2B/yr opportunity with SaaS-like growth model and recurring revenue with 15% of Liftgates replaced every year. Started first pilot with food & bev conglomerate & multiple national chains in sales funnel.
Smoother, safer operation
2x the speed
50% the fuel cost
Zero maintenance
Faster installation
Premium features
~$22K/yr revenue increase
6-month ROI

It's working in a big way!

We've built the world's strongest robotic arm!


RISE

Our robotic arm can lift more than 7,000 lbs (the weight of an F-150 Lightning pickup truck) with our record-breaking Beltdraulic™ cylinder technology - an unparalleled feat which earned us a GUINNESS WORLD RECORD™ in 2025!


The world's Strongest Robotic Arm Prototype


Rise Robotics
7000 LBS ON CRADLE 5000 LBS ON FORKS
PROTOTYPE
Watch on YouTube


RISE™ Robotics
PROTOTYPE

We're honored to contribute to the mission of improving operational readiness and safety for the Air Force Global Strike Command! Our fully electric robotic arm is designed to replace aging technologies with solutions that are not only easier to maintain but also deliver enhanced control and efficiency—an essential step in advancing munitions handling capabilities.

We've been selected to join the U.S. Air Force's $46B Enterprise Wide Agile Acquisition Contract (EWAAC) program - a strategic gateway into major defense programs. RISE's Beltdraulic™ Systems are in the running to power the military's most advanced platforms, with strong potential for major future contracts.

We also won a $250,000 Phase I SBIR contract with the U.S. Army in 2025 and a $3M AFWERX (U.S. Air Force) Tactical Funding Increase in early 2026.

Future use cases for our technology are mindblowing

Teleoperations and Autonomous Excavators



Our technology enables heavy machines to be fully autonomous and capable of being operated remotely. This saves astronomical costs associated with dispatching workers to remote locations, in addition to being safer and more effective.

Perpetual Unloading Machines



We can also support the development of perpetual unloading machines. When Beltdraulic machines unload objects weighing more than the end effector, the process of unloading recharges the batteries fully & facilitates fully autonomous 24/7 operations.

Pioneers in robotics & automation

from MIT, RISD, Apple, & iRobot



RISE Robotics Leadership Team
Hiten Sonpal
CEO
Blake Sessions
Chief Technology Officer
Toomas Sepp
Chief Engineer
Arron Acosta
Advisor
Kyle Dell'Aquila
Head of Industrial Design
Dan Foran
Head of Product
Amy DeDeo
Head of Manufacturing
iRobot
ROBIN AUTOPILOT
VECNA robotics
Forbes 30 30
TUCK SCHOOL OF BUSINESS
ELECTRIC SHEEP
Google
OWL LABS
Raytheon Technologies

RISE's leadership hails from prestigious academic institutions for engineering and industrial design — MIT and Rhode Island School of Design, as well as some of the largest and most successful robotics and technology companies including Apple, iRobot, Vecna Robotics, Electric Sheep, Raytheon, and Google.

Our team's deep expertise in technology, manufacturing, engineering, and design has led to recognition in Forbes 30 under 30.

RISE is electrifying the $750B heavy machinery market



Total Addressable Market
$2B
Liftgates
$16B
Forklifts
$44B
Beltdraulic components
$750B+
Industrial and Mobile Hydraulic Machines

Estimated Annual Global Value Creation from Beltdraulic™ System

Improvement Level	Value Creation Mechanism	Est. Annual Global Value
3× Faster Systems	Increased throughput and output per machine	$600B – $1.2T
3× More Efficient	Reduced energy consumption (diesel/electric)	$100B – $170B
3× More Durable	Lower maintenance costs and higher uptime	$150B – $300B
No Hazardous Oil Cost Savings	Eliminates spills, compliance costs, and safety risks	$35B – $120B
No Hazardous Oil New Markets	Enables adoption in food, pharma, offshore, marine, etc.	$160B – $305B
TOTAL POTENTIAL ANNUAL ECONOMIC IMPACT		**$1.05T – $2.1T**

While our immediate addressable market is $750B, the total economic value RISE could unlock by replacing hydraulics is staggering.

Hydraulics directly enable an estimated $2–4 trillion of annual economic activity. Breakthrough improvements like our Beltdaulic technology which enables 3× faster actuation, 3× higher efficiency, and 3× longer durability, as well as eliminates hazardous hydraulic oil, would not only reduce operating costs but significantly increase system throughput and unlock new regulated markets.

Collaborating with industrial innovators to build better, cleaner machines


RISE
RISE BeltCylinder

PARTNERS

ANTHONY LIFTGATES, INC. SOLUTIONS FOR TRUCKS & TRAILERS

Danfoss

U.S. AIR FORCE

INDUSTRIES

CONSTRUCTION

MATERIAL HANDLING

DEFENSE

OIL & GAS

REVENUE STREAMS

JOINT DEVELOPMENT AGREEMENTS

PRODUCT SALES

LICENSING

RISE generates revenue through product sales, joint development, and long-term licensing deals.

We jointly develop heavy machines powered by our proprietary Beltdraulic™ technology and sell them directly to operators under the RISE brand. In addition, we sell RISE cylinders and license our technology as well as offer customized solutions to leading manufacturers in industries like construction, material handling, and defense.

Our partners benefit from reduced energy costs, compliance with environmental standards, and enhanced machine performance.

By 2030, most revenue will come from sales of products co-developed with partners


$145M
$5M
$39M
$76M
$4M
$262M
Cumulative
Revenue
We expect our core product, the Liftgate, to drive a majority of our sales growth once launched in 2026.


$17M
$101M
(74%)
$26M
$55M
(76%)
$11M
$3M
$5M
$4M
$18M
(70%)
$5M
2026
2027
2028
2029
2030
R&D revenue
Secondary products
Core products
Forward looking projections cannot be guaranteed. Updated March 2026. Assumes commensurate fundraising.

Our growth in 2026 is expected to be supported by sales of new commercial products launched in 2025. With strong momentum from government and industry collaborators, combined with a shift in focus from R&D to commercialization, we are at an inflection point for generating consistent, scalable revenue.

In early 2026, we were awarded a $3M contract extension by the Air Force, our biggest ever. This is a testament not only to our continued execution and delivery on past contracts, but also the strong interest from the Pentagon in our high-performance, low-fuel-footprint, and low-maintenance Beltdraulic technology.

Building an ecosystem of high-performance, zero-emission machinery


Product Timeline
Development
Pilots
Production
Market Size
2025
2026
2027
2028
2029
2030
$100M
Beltdraulic Common Lifting Device (Defense) Production
$44B/yr
Components
Pilots
Production
$2B/yr
Liftgate
Pilots
Production
$1B
Beltdraulic Material Handling Unit (Defense)
Pilots
Production
$16B/yr
Beltdraulic Forklift
Pilots
Production
TODAY
Forward looking projections cannot be guaranteed. Updated March 2026. Assumes commensurate fundraising.

RISE's technology is not just a future concept — we've been enabling superior motion control in lifting devices used by the U.S. military, and we're ready to scale NOW.

Your investment will allow us to accelerate our growth and get our products to market faster.

Just as Tesla electrified cars, RISE is electrifying heavy machinery

Companies that have **transformed** their industries


TESLA
TESLA (NASDAQ: TSLA)
$1.5T
Market Cap
TESLA


JOHN DEERE (NYSE: DE)
$155B
Market Cap
JOHN DEERE

Market caps as of January 2026

RISE Robotics is following in the footsteps of iconic companies such as Tesla, which revolutionized electric cars, and John Deere, a global leader in heavy equipment making strides in autonomous machinery.


Acquired for
$5.1B
RegalRexnord
(NYS:RRX)
Altra Industrial Motion


FLOWSERVE
Market Cap
$9.4B
(NYS:FLS)
FLOWSERVE


Market Cap
$43B
(NYS:ROK)
Rockwell Automation

Acquisition completed 2023; market caps as of January 2026

Regal Rexnord's recent acquisition of Altra Industrial Motion highlights the high

value of innovative motion control solutions. The large market caps of industrial technology leaders Flowserve and Rockwell Automation further underscore the immense potential for breakthrough advancements in mechanical systems.

Earn perks for backing better machines!

$1,500

RISE Hat



$3,000

RISE Backpack



$15,000

RISE Hard-Shell Suitcase



Perks will be fulfilled once our round closes.

We're excited to give our supporters the opportunity to invest in RISE and become brand advocates. The perks above are for our next community round (Reg CF) offering.

Reg D investors will be offered the perks from our last Reg CF round:

- $5,000+: A commemorative plaque honoring your role in building the World's Strongest Robotic Arm
- $10,000+: A group tour of RISE's facility
- $25,000+: A personal tour of RISE's facility + 1-1 meeting with a co-founder

Powering the future of electric

machines- faster, cleaner, smarter



To date, we've invested $35M into developing and commercializing Beltdraulic™ technology—transforming it from a bold engineering breakthrough into deployed products, paying customers, and world-record performance.

This round gives you the opportunity to join Techstars, MIT's The Engine, Fortistar Capital, D3VC, Kingscrowd Capital, and thousands of forward-thinking investors in backing the electrification of heavy machinery.

Hydraulics have dominated industry—and our planet—for a century. We're building the replacement in a $750B+ market shifting toward digital, high-performance, AI-ready machines that give humans the power to do more, better.

Invest in RISE Robotics and help power the next era of heavy machinery.

Let's RISE!



Invest in
RISE® ROBOTICS
today!



wefunder.com/riserobotics/invest